Exhibit 99.1

Leju Reports Second Half and Full Year 2021 Results

BEIJING, March 31, 2022 /PRNewswire/ – Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced its unaudited financial results for the second half and full year ended December 31, 2021.

Second Half 2021 Financial Highlights

•	Total revenues decreased by 47% year on year to $233.0 million.

•	Revenues from e-commerce services decreased by 48% year on year to $179.7 million.

•	Revenues from online advertising services decreased by 45% year on year to $53.2 million.

•	Loss from operations was $116.9 million, compared to income from operations of $23.0 million for the same period of 2020.

•	Non-GAAP[1] loss from operations was $111.2 million, compared to non-GAAP income from operations of $30.0 million for the same period of 2020.

•	Net loss attributable to Leju Holdings Limited shareholders was $103.2 million, or $0.75 loss per diluted American depositary share (“ADS”), compared to net income attributable to Leju Holdings Limited shareholders of $17.8 million, or $0.13 per diluted ADS, for the same period of 2020.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $98.7 million, or $0.72 loss per diluted ADS, compared to non-GAAP net income attributable to Leju Holdings Limited shareholders of $23.5 million, or $0.17 per diluted ADS, for the same period of 2020.

1 Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See "About Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results" below for more information about the non-GAAP financial measures included in this press release.

Full Year 2021 Financial Highlights

•	Total revenues decreased by 26% year on year to $534.1 million.

•	Revenues from e-commerce services decreased by 25% year on year to $411.1 million.

•	Revenues from online advertising services decreased by 28% year on year to $122.5 million.

•	Loss from operations was $166.7 million, compared to income from operations of $24.1 million for 2020.

•	Non-GAAP loss from operations was $154.5 million, compared to non-GAAP income from operations of $38.3 million for 2020.

•	Net loss attributable to Leju Holdings Limited shareholders was $150.9 million, or $1.10 loss per diluted ADS, compared to net income attributable to Leju Holdings Limited shareholders of $19.3 million, or $0.14 per diluted ADS for 2020.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $141.4 million, or $1.03 loss per diluted ADS, compared to non-GAAP net income attributable to Leju Holdings Limited shareholders of $30.7 million, or $0.22 per diluted ADS for 2020.

“In the second half of 2021, China’s real estate industry experienced a steep downturn, with many developers facing severe operational challenges. This had a direct and negative impact on Leju’s online advertising and e-commerce businesses,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “As certain real estate developers faced deterioration in their creditworthiness, our bad debt provision also continued to increase substantially in the second half of the year compared to 2020, resulting in further losses.”

“Rather than being discouraged by the current market downturn and uncertainties, the Leju team is rising to the challenges. In the second half of 2021, we held a series of successful marketing campaigns on our dual Tmall and Leju platforms including our ‘916 Promotion’, ‘Double 11 Festival’, ‘Smile Angel Celebrity Festival’, and ‘The 5th China Real Estate New Time Gala’ which drove business development and strengthened our influence as an industry media.”

“In the second half of 2021, our parent company E-House deepened its strategic cooperation with Alibaba. E-House became the controlling shareholder of Tmall Haofang, and Tmall Haofang became the direct and controlling shareholder of Leju. Capitalizing on this opportunity, in 2022 Leju will accelerate the development and integration of the two platforms, seize the opportunities presented by the digitization of the real estate industry, and actively explore new business models and revenue growth areas while consolidating our online advertising and e-commerce services. Amidst the new market situation, Leju will take a result-oriented approach, reinforce process management and further improve operational efficiency to achieve our goals as set at the beginning of this year.”

Second Half 2021 Results

Total revenues were $233.0 million, a decrease of 47% from $439.8 million for the same period of 2020.

Revenues from e-commerce services were $179.7 million, a decrease of 48% from $342.4 million for the same period of 2020, primarily due to a decrease in the number of discount coupons redeemed, partially offset by an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $53.2 million, a decrease of 45% from $96.9 million for the same period of 2020, primarily due to a decrease in property developers’ demand for online advertising.

Revenues from listing services were $0.1 million, a decrease of 81% from $0.5 million for the same period of 2020, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $24.1 million, a decrease of 26% from $32.6 million for the same period of 2020, primarily due to decreased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $326.2 million, a decrease of 15% from $384.4 million for the same period of 2020, primarily due to decreased marketing expenses related to the Company's e-commerce business, partially offset by increased bad debt provision. The bad debt provision recorded in the second half of 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from some customers, whose credit quality has worsened.

Loss from operations was $116.9 million, compared to income from operations of $23.0 million for the same period of 2020. Non-GAAP loss from operations was $111.2 million, compared to non-GAAP income from operations of $30.0 million for the same period of 2020.

Net loss was $103.0 million, compared to net income of $19.1 million for the same period of 2020. Non-GAAP net loss was $98.6 million, compared to non-GAAP net income of $24.8 million for the same period of 2020.

Net loss attributable to Leju Holdings Limited shareholders was $103.2 million, or $0.75 loss per diluted ADS, compared to net income attributable to Leju Holdings Limited shareholders of $17.8 million, or $0.13 per diluted ADS, for the same period of 2020. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $98.7 million, or $0.72 loss per diluted ADS, compared to non-GAAP net income attributable to Leju Holdings Limited shareholders of $23.5 million, or $0.17 per diluted ADS, for the same period of 2020.

Full year 2021 Results

Total revenues were $534.1 million, a decrease of 26% from $719.5 million for 2020.

Revenues from e-commerce services were $411.1 million, a decrease of 25% from $547.9 million for 2020, primarily due to a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $122.5 million, a decrease of 28% from $170.8 million for 2020, primarily due to a decrease in property developers’ demand for online advertising.

Revenues from listing services were $0.5 million, a decrease of 41% from $0.8 million for 2020, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $55.8 million, a decrease of 24% from $73.8 million for 2020, primarily due to decreased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $645.6 million, an increase of 4% from $622.0 million for 2020, primarily due to bad debt provision which increased by $106.4 million compared to 2020, partially offset by decreased marketing expenses related to the Company's e-commerce business. The bad debt provision recorded in 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from some customers, whose credit quality has worsened.

Loss from operations was $166.7 million, compared to income from operations of $24.1 million for 2020. Non-GAAP loss from operations was $154.5 million, compared to non-GAAP net income of $38.3 million for 2020.

Net loss was $149.9 million, compared to net income of $21.0 million for 2020. Non-GAAP net loss was $140.3 million, compared to non-GAAP net income of $32.4 million for 2020.

Net loss attributable to Leju Holdings Limited shareholders was $150.9 million, or $1.10 loss per diluted ADS, compared to net income attributable to Leju Holdings Limited shareholders of $19.3 million, or $0.14 per diluted ADS, for 2020. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $141.4 million, or $1.03 loss per diluted ADS, compared to non-GAAP net income attributable to Leju Holdings Limited shareholders of $30.7 million, or $0.22 per diluted ADS, for 2020.

Cash Flow

As of December 31, 2021, the Company’s cash and cash equivalents and restricted cash were $252.4 million.

Second half 2021 net cash used in operating activities was $78.7 million, primarily comprised of non-GAAP net loss of $98.6 million, a decrease in other current liabilities and accrued expenses of $42.0 million, and an increase in deferred tax assets of $9.6 million, partially offset by provision for allowance for doubtful accounts of $59.6 million, and a decrease in accounts receivable of $15.4 million.

Conference Call Information

Leju's management will host an earnings conference call on March 31, 2022 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2294606

CONFERENCE ID: 2294606

A replay of the conference call may be accessed by phone at the following number until April 8, 2022:

U.S.:	+1-855-452-5696
International:	+61-2-9003-4211
Hong Kong:	+800-963-117
Mainland China:	800-988-0601
Passcode:	2294606

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited ("Leju") (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju's integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company's own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju's beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China's real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju's ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	284,489	250,314
Restricted cash	1,217	2,082
Accounts receivable, net	202,702	36,071
Contract assets, net	1,884	1,415
Marketable securities	4,304	1,186
Prepaid expenses and other current assets	7,484	25,110
Customer deposits	11,551	784
Amounts due from related parties	9,076	3,913
Total current assets	522,707	320,875
Property and equipment, net	17,002	16,667
Intangible assets, net	34,213	23,298
Right-of-use assets	25,666	23,409
Investment in affiliates	31	18
Deferred tax assets, net	40,905	51,605
Other non-current assets	1,437	1,376
Total assets	641,961	437,248
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	—	784
Accounts payable	2,834	1,631
Accrued payroll and welfare expenses	29,222	21,517
Income tax payable	63,041	60,952
Other tax payable	21,204	18,046
Amounts due to related parties	7,106	7,632
Advances from customers	95,340	82,788
Lease liabilities, current	5,461	5,582
Accrued marketing and advertising expenses	70,086	43,272
Other current liabilities	22,596	18,504
Total current liabilities	316,890	260,708
Lease liabilities, non-current	21,727	19,438
Deferred tax liabilities	8,559	6,043
Total liabilities	347,176	286,189
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 136,326,020 and 136,822,601 shares issued and outstanding, as of December 31, 2020 and 2021, respectively	136	137
Additional paid-in capital	799,537	801,477
Accumulated deficit	(498,001)	(648,935)
Subscription receivables	(50)	—
Accumulated other comprehensive loss	(5,695)	(1,424)
Total Leju Holdings Limited shareholders’ equity	295,927	151,255
Non-controlling interests	(1,142)	(196)
Total equity	294,785	151,059
TOTAL LIABILITIES AND EQUITY	641,961	437,248

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Six months ended		Year ended
	December 31,		December 31,
	2020	2021	2020	2021
Revenues
E-commerce	342,447	179,696	547,895	411,097
Online advertising	96,854	53,232	170,783	122,522
Listing	509	97	848	498
Total net revenues	439,810	233,025	719,526	534,117
Cost of revenues	(32,624)	(24,130)	(73,762)	(55,801)
Selling, general and administrative expenses	(384,356)	(326,151)	(622,026)	(645,623)
Other operating income, net	136	361	381	560
Income (loss) from operations	22,966	(116,895)	24,119	(166,747)

Interest income, net	6,569	1,555	7,268	3,130
Other income (loss), net	(413)	(1,919)	300	209
Income (loss) before taxes and income from equity in affiliates	29,122	(117,259)	31,687	(163,408)
Income tax benefits (expenses)	(10,047)	14,228	(10,665)	13,498
Income (loss) before loss from equity in affiliates	19,075	(103,031)	21,022	(149,910)

Loss from equity in affiliates, net of tax of nil	(2)	(6)	(24)	(14)
Net income (loss)	19,073	(103,037)	20,998	(149,924)
Less: net income attributable to non-controlling interests	1,263	125	1,696	1,010
Net income (loss) attributable to Leju Holdings Limited shareholders	17,810	(103,162)	19,302	(150,934)

Earnings (loss) per ADS:
Basic	0.13	(0.75)	0.14	(1.10)
Diluted	0.13	(0.75)	0.14	(1.10)
Shares used in computation of earnings (loss) per ADS:
Basic	136,249,954	136,818,984	136,070,785	136,652,162
Diluted	138,342,674	136,818,984	137,564,567	136,652,162

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.3757 on December 31, 2021 and USD1 = RMB6.4912 for the year ended December 31, 2021.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Six months ended		Year ended
	December 31,		December 31,
	2020	2021	2020	2021
Net income (loss)	19,073	(103,037)	20,998	(149,924)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	21,217	1,882	17,938	4,282
Comprehensive income (loss)	40,290	(101,155)	38,936	(145,642)
Less: Comprehensive income attributable to non-controlling interests	1,239	129	1,703	1,021
Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	39,051	(101,284)	37,233	(146,663)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Six months ended		Year ended
	December 31,		December 31,
	2020	2021	2020	2021
GAAP income (loss) from operations	22,966	(116,895)	24,119	(166,747)
Share-based compensation expense	1,742	463	2,978	1,657
Amortization of intangible assets resulting from business acquisitions	5,279	5,279	11,180	10,558
Non-GAAP income (loss) from operations	29,987	(111,153)	38,277	(154,532)

GAAP net income (loss)	19,073	(103,037)	20,998	(149,924)
Share-based compensation expense	1,742	463	2,978	1,657
Amortization of intangible assets resulting from business acquisitions	5,279	5,279	11,180	10,558
Income tax benefits:
Current	—	—	—	—
Deferred[2]	(1,319)	(1,320)	(2,795)	(2,640)
Non-GAAP net income (loss)	24,775	(98,615)	32,361	(140,349)

Net income (loss) attributable to Leju Holdings Limited shareholder	17,810	(103,162)	19,302	(150,934)
Share-based compensation expense (net of non-controlling interests)	1,742	463	2,978	1,657
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	5,279	5,279	11,180	10,558
Income tax benefits:
Current	—	—	—	—
Deferred	(1,319)	(1,320)	(2,795)	(2,640)
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	23,512	(98,740)	30,665	(141,359)

GAAP net income (loss) per ADS — basic	0.13	(0.75)	0.14	(1.10)

GAAP net income (loss) per ADS — diluted	0.13	(0.75)	0.14	(1.10)

Non-GAAP net income (loss) per ADS — basic	0.17	(0.72)	0.23	(1.03)

Non-GAAP net income (loss) per ADS — diluted	0.17	(0.72)	0.22	(1.03)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	136,249,954	136,818,984	136,070,785	136,652,162

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	138,342,674	136,818,984	137,564,567	136,652,162

2 Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Six months ended		Year ended
	December 31,		December 31,
	2020	2021	2020	2021
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	149,621	70,138	243,836	162,196
Number of discount coupons redeemed (number of transactions)	125,448	60,852	192,716	138,230